Filed pursuant to Rule 433

Dated September 12, 2018

Issuer Free Writing Prospectus supplementing the

Preliminary Prospectus Supplements

dated September 10, 2018 and the

Prospectus dated August 6, 2018

Registration No. 333-209889

International Flavors & Fragrances Inc.

Concurrent Offerings of

11,516,315 Shares of Common Stock

(the “Common Stock Offering”)

and

15,000,000 6.00% Tangible Equity Units

(the “Units Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Units Offering and should be read together with (i) (a) in the case of investors purchasing in the Common Stock Offering, the preliminary prospectus supplement, dated September 10, 2018, relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”) or (b) in the case of investors purchasing in the Units Offering, the preliminary prospectus supplement, dated September 10, 2018, relating to the Units Offering (the “Units Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), each as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and (ii) the related base prospectus dated August 6, 2018, included in the Registration Statement (File No. 333-209889), in each case, including the documents incorporated by reference therein. Terms used but not defined herein have the meanings assigned to such terms in the applicable Preliminary Prospectus Supplement.

Issuer:	International Flavors & Fragrances Inc., a New York corporation.

Ticker / Exchange for Common Stock:	IFF/New York Stock Exchange (“NYSE”) IFF/Euronext Paris

Pricing Date:	September 12, 2018.

Settlement Date:	September 17, 2018.

Last Reported Sale Price of the Common Stock on the NYSE on the Pricing Date:	$131.15

Common Stock Offering

Title of Securities:	Common stock, par value $0.125 per share, of Issuer (“Common Stock”).

Number of Shares of Common Stock Offered:	11,516,315 shares (or 12,667,947 shares if the underwriters of the Common Stock Offering exercise their option to purchase additional shares of Common Stock in full).

Outstanding Common Stock after Common Stock Offering:	90,564,368 shares (or 91,716,000 shares if the underwriters of the Common Stock Offering exercise their option to purchase additional shares of Common Stock in full).

Common Stock Public Offering Price:	$130.25 per share
$1,500,000,028.75 in the aggregate (or $1,650,000,096.75 in the aggregate if the underwriters of the Common Stock Offering exercise their option to purchase additional shares of Common Stock in full).

Underwriting Discount:	$3.712125 per share
$42,750,000.82 in the aggregate (or $47,025,002.76 in the aggregate if the underwriters of the Common Stock Offering exercise their option to purchase additional shares of Common Stock in full)

Estimated Net Proceeds to Issuer from the Common Stock Offering:	The net proceeds from the sale of Common Stock in the Common Stock Offering, after deducting the underwriting discounts and estimated offering expenses, will be approximately $1,456 million (or approximately $1,602 million if the underwriters of the Common Stock Offering exercise their option to purchase additional shares of Common Stock in full).

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Senior Lead Manager:	BNP Paribas Securities Corp.

Co-Managers:	BTIG, LLC Citizens Capital Markets, Inc. ING Financial Markets LLC

MUFG Securities Americas Inc. Wells Fargo Securities, LLC HSBC Securities (USA) Inc.

Units Offering

Title of Securities:	6.00% Tangible Equity Units (the “Units”).

Number of Units Offered:	15,000,000 Units (or 16,500,000 Units if the underwriters of the Units Offering exercise their over-allotment option to purchase additional Units in full).

Stated Amount:	Each Unit has a stated amount of $50.

Composition of Units:

Each Unit is comprised of two parts:

•  a prepaid stock purchase contract issued by Issuer (a “Purchase Contract”); and

•  a senior amortizing note issued by Issuer (an “Amortizing Note”), which has an initial principal amount of $8.45436 per Amortizing Note, bears interest at a rate of 3.79% per annum and has a final installment payment date of September 15, 2021.

Fair Market Value of the Units:	Issuer has determined that the fair market value of each Amortizing Note is $8.45436 and the fair market value of each Purchase Contract is $41.54564.

Reference Price:	$50 divided by the Maximum Settlement Rate, which is initially approximately equal to the Common Stock Public Offering Price in the concurrent Common Stock Offering described above.

Threshold Appreciation Price:	$50 divided by the Minimum Settlement Rate, which is initially approximately $159.54 and represents an approximately 22.5% appreciation over the Reference Price.

Minimum Settlement Rate:	0.3134 shares of Common Stock per Purchase Contract (subject to adjustment as described in the Units Preliminary Prospectus Supplement).

Maximum Settlement Rate:	0.3839 shares of Common Stock per Purchase Contract (subject to adjustment as described in the Units Preliminary Prospectus Supplement).

Settlement Rate:	The following table illustrates the settlement rate per Purchase Contract and the value of Common Stock issuable upon settlement on the Mandatory Settlement Date, determined using the “applicable market value” (as defined in the Units Preliminary Prospectus Supplement) shown, subject to adjustment as described in the Units Preliminary Prospectus Supplement:

Applicable Market Value of Common Stock	Settlement Rate	Value of Common Stock Delivered (Based on the Applicable Market Value Thereof)

Less than the Reference Price	The Maximum Settlement Rate	Less than $50

Greater than or equal to the Reference Price but less than or equal to the Threshold Appreciation Price	A number of shares of Common Stock equal to $50, divided by the applicable market value	$50

Greater than the Threshold Appreciation Price	The Minimum Settlement Rate	Greater than $50

Early Settlement Upon a Fundamental Change:	The following table sets forth the “fundamental change early settlement rate” (as defined in the Units Preliminary Prospectus Supplement) per Purchase Contract for each stock price and effective date set forth below:

	Stock Price
Effective Date	$50.00	$100.00	$130.25	$135.00	$140.00	$159.54	$175.00	$207.40	$225.00	$275.00	$300.00
September 17, 2018	0.3223	0.3321	0.3217	0.3197	0.3175	0.3096	0.3052	0.3012	0.3007	0.3016	0.3023

	Stock Price
Effective Date	$50.00	$100.00	$130.25	$135.00	$140.00	$159.54	$175.00	$207.40	$225.00	$275.00	$300.00
September 15, 2019	0.3421	0.3482	0.3337	0.3306	0.3273	0.3153	0.3088	0.3045	0.3044	0.3054	0.3059
September 15, 2020	0.3626	0.3671	0.3493	0.3445	0.3392	0.3202	0.3119	0.3084	0.3086	0.3093	0.3096
September 15, 2021	0.3839	0.3839	0.3839	0.3704	0.3571	0.3134	0.3134	0.3134	0.3134	0.3134	0.3134

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•  if the applicable stock price is between two stock prices in the table or the applicable effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by straight line interpolation between the fundamental change early settlement rates set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable;

•  if the applicable stock price is greater than $300.00 per share (subject to adjustment in the same manner and at the same time as the stock prices set forth in the column headings of the table above), then the fundamental change early settlement rate will be the Minimum Settlement Rate; or

•  if the applicable stock price is less than $50.00 per share (subject to adjustment in the same manner and at the same time as the stock prices set forth in the column headings of the table above, the “Minimum Stock Price”), the fundamental change early settlement rate will be determined as if the stock price equaled the Minimum Stock Price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two effective dates in the table.

The maximum number of shares of Common Stock deliverable under a Purchase Contract is 0.3839, subject to adjustment in the same manner and at the same time as the fixed settlement rates as set forth under “Description of the Purchase Contracts—Adjustments to the Fixed Settlement Rates” in the Units Preliminary Prospectus Supplement.

Early Mandatory Settlement at Issuer’s Election:	Issuer has the right to settle the Purchase Contracts on or after June 18, 2019, in whole but not in part, on a date fixed by Issuer as described in the Units Preliminary Prospectus Supplement at the “early mandatory settlement rate,” which will be the Maximum Settlement Rate as of the “notice date” (as defined in the Units Preliminary Prospectus Supplement), unless the closing price of Issuer’s Common Stock for the 20 or more trading days in a period of 30 consecutive trading days ending on the trading day immediately preceding the notice date (including the last trading day of such period) exceeds 130% of the Threshold Appreciation Price in effect on each such trading day, in which case the “early mandatory settlement rate” will be the Minimum Settlement Rate as of the notice date.

Merger Termination Redemption:	If the closing of the Merger has not occurred on or prior to February 7, 2019, or if, prior to such date, the Merger Agreement is terminated, the Issuer may elect to redeem all, but not less than all, of the outstanding Purchase Contracts, for the applicable redemption amount, as described under “Description of the Purchase Contracts—Merger Termination Redemption” in the Units Preliminary Prospectus Supplement, by delivering notice during the five business day period immediately following February 7, 2019.

“Redemption amount” per Purchase Contract means:

•  if the merger termination stock price is equal to or less than the Reference Price, an amount of cash equal to (x) $50 less (y) the applicable repurchase price for the Amortizing Notes; or

•  if the merger termination stock price is greater than the Reference Price, a number of shares of the Common Stock equal to the merger redemption rate determined by reference to the table set forth below; provided that the Issuer may elect to pay cash in lieu of delivering any or all of the shares of Common Stock in an amount equal to such number of shares multiplied by the redemption market value; provided further that, if the Issuer so elects to pay cash, the Issuer will specify in the merger redemption notice the number of shares of Common Stock that will be replaced with cash.

The following table sets forth the “merger redemption rate” (as defined in the Units Preliminary Prospectus Supplement) per Purchase Contract for each merger termination stock price set forth below:

Merger Termination Stock Price	Merger Redemption Rate
$130.25, which is approximately equal to the Reference Price	0.3264 (“Maximum Redemption Rate”)
$135.00	0.3240
$140.00	0.3214
$159.54	0.3118
$175.00	0.3066
$207.40	0.3025
$225.00	0.3022
$275.00	0.3031
$300.00	0.3037 (“Minimum Redemption Rate”)

The exact merger termination stock prices may not be set forth in the table above, in which case:

•  if the applicable merger termination stock price is between two merger termination stock prices in the table, the merger redemption rate will be determined by straight line interpolation between the merger redemption rates set forth for the higher and lower merger termination stock prices;

•  if the merger termination stock price is greater than $300.00 per share (subject to adjustment at the same time and in the same manner as the merger termination stock prices set forth in the table above), then the merger redemption rate will be the Minimum Redemption Rate; or

•  if the merger termination stock price is less than $130.25 per share (subject to adjustment at the same time and in the same manner as the merger termination stock prices set forth in the table above), then the merger redemption rate will be the Maximum Redemption Rate.

Initial Principal Amount of Amortizing Notes:	$8.45436 per Amortizing Note
$126,815,400 in aggregate (or $139,496,940 in the aggregate if the underwriters of the Units Offering exercise their over-allotment option to purchase additional Units in full).

Installment Payment Dates:	Each March 15, June 15, September 15 and December 15, commencing on December 15, 2018, with a final installment payment date of September 15, 2021.

Payments on the Amortizing Notes:	The Amortizing Notes will pay holders equal quarterly cash installments of $0.75000 per Amortizing Note (except for the December 15, 2018 installment payment, which will be $0.73333 per Amortizing Note), which cash payment in the aggregate will be equivalent to 6.00% per annum with respect to each $50 Stated Amount of Units. Each installment will constitute a payment of interest (at a rate of 3.79% per annum) and a partial repayment of principal on the Amortizing Note, allocated as set forth in the following amortization schedule:

Scheduled Installment Payment Date	Amount of Principal	Amount of Interest
December 15, 2018	$0.65497	$0.07836
March 15, 2019	$0.67606	$0.07394
June 15, 2019	$0.68247	$0.06753
September 15, 2019	$0.68894	$0.06106
December 15, 2019	$0.69547	$0.05453
March 15, 2020	$0.70206	$0.04794
June 15, 2020	$0.70872	$0.04128
September 15, 2020	$0.71544	$0.03456
December 15, 2020	$0.72222	$0.02778
March 15, 2021	$0.72907	$0.02093
June 15, 2021	$0.73598	$0.01402
September 15, 2021	$0.74296	$0.00704

Repurchase of Amortizing Notes at the Option of the Holder:	If Issuer elects to settle the Purchase Contracts early or in the event of a Merger Termination Redemption, holders of Amortizing Notes (whether as holders of Units or separate Amortizing Notes) will have the right to require Issuer to repurchase some or all of their Amortizing Notes for cash at a repurchase price per Amortizing Note equal to the principal amount of such Amortizing Note as of the repurchase date, plus accrued and unpaid interest on such principal amount from, and including, the immediately preceding Installment Payment Date to, but not including, the repurchase date, calculated at a rate of 3.79% per annum.

Units Public Offering Price:	$50 per Unit $750,000,000 in the aggregate (or $825,000,000 in the aggregate if the underwriters of the Units Offering exercise their over-allotment option to purchase additional Units in full).

Underwriting Discount:	$1.425 per Unit $21,375,000 in the aggregate (or $23,512,500 in the aggregate if the underwriters of the Units Offering exercise their over-allotment option to purchase additional Units in full).

Estimated Net Proceeds to Issuer from the Units Offering:	The net proceeds from the sale of Units in the Units Offering, after deducting the underwriting discounts and estimated offering expenses, will be approximately $726 million (or $799 million if the underwriters of the Units Offering exercise their over-allotment option to purchase additional Units in full).

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Senior Lead Manager:	BNP Paribas Securities Corp.

Co-Managers:	Citizens Capital Markets, Inc. ING Financial Markets LLC MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC Standard Chartered Bank HSBC Securities (USA) Inc.

Listing:	Issuer has applied to list the Units on the NYSE under the symbol “IFFT.” However, Issuer can give no assurance that the Units will be so listed. If the Units are approved for listing, Issuer expects trading on the NYSE to begin within 30 calendar days after the Units are first issued.

CUSIP for the Units:	459506 309

ISIN for the Units:	US4595063094

CUSIP for the Purchase Contracts:	459506 119

ISIN for the Purchase Contracts:	US4595061197

CUSIP for the Amortizing Notes:	459506 200

ISIN for the Amortizing Notes:	US4595062005

Issuer has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplements) with the Securities and Exchange Commission (the “SEC”) for the Common Stock Offering and the Units Offering. Before you invest, you should read the prospectus in that registration statement, the applicable Preliminary Prospectus Supplements and other documents Issuer has filed with the SEC for more complete information about Issuer and the Common Stock Offering and the Units Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC, Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; Citigroup Global Markets Inc. toll-free at 1-800-831-9146, or by mail at Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions 1155 Long Island Avenue, Edgewood, NY 11717, or via telephone: 1-866-803-9204.

This communication should be read in conjunction with the Preliminary Prospectus Supplements and the accompanying prospectus. The information in this communication supersedes the information in the relevant Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.